SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

Cosi, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22122P200
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22122P200	13D/A4	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,775,294
	8	SHARED VOTING POWER
19,953
	9	SOLE DISPOSITIVE POWER
3,775,294
	10	SHARED DISPOSITIVE POWER
19,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,795,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%[1]

14	TYPE OF REPORTING PERSON*
IN-OO

1 The percentages reported in this Schedule 13D/A are based upon 48,147,013 outstanding shares of common stock (as described in Item 5 hereof).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A4

This constitutes Amendment No. 4 to the statement on Schedule 13D (the “Amendment No. 4”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed April 18, 2014 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Cosi, Inc., (the “Issuer”). The Issuer’s principal executive offices are located at 294 Washington Street, Suite 510, Boston, Massachusetts 02108. This Amendment No. 4 is being filed to report that, since the filing of Amendment No. 3 to the Statement, dated July 10, 2015, a material change occurred in the percentage of Common Stock beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996. Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 and Lloyd I. Miller Trust D (“Trust D”) were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $3,387,083.00 All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $50,835.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $11,000.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $453,771.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (J10) (“MILGRAT (J10)”), dated as of December 1, 2014, Mr. Miller was named as the trustee to MILGRAT (J10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (J10) were contributed to MILGRAT (J10) by its grantor, Catherine C. Miller.

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All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $489,237.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 3,795,247 shares of Common Stock, which is equal to approximately 7.9% of the 48,147,013 outstanding shares of Common Stock as reported in the Company’s 10-Q/A filed on September 4, 2015. As of the date hereof, 1,611,272 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 601,987 of such beneficially owned shares of Common Stock are owned of record by MILGRAT (J10), 19,953 of such beneficially owned shares of Common Stock are owned of record by Trust D, 1,100,000 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 222,247 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, and 239,788 of such beneficially owned shares of Common Stock are owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-4, MILGRAT (J10), Milfam II, LIMFAM LLC and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
September 17, 2015	1,800	$1.1022
September 18, 2015	200	$1.10
September 21, 2015	9,724	$1.067
October 5, 2015	2,700	$1.0641
October 6, 2015	615	$1.0608
October 7, 2015	100,000	$0.9168
October 12, 2015	22,288	$0.8975
October 13, 2015	12,898	$0.81
October 15, 2015	15,000	$0.7537
October 15, 2015	36,188	$0.7743
October 16, 2015	9,000	$0.7704
October 16, 2015	30,606	$0.8009
October 19, 2015	24,887	$0.755
October 22, 2015	438,107	$0.66461

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	MILGRAT (J10)
Date of Transaction	Number of Shares Sold	Price Per Share
October 7, 2015	67,625	$0.9168
October 8, 2015	19,267	$0.9387
October 9, 2015	40,300	$0.8993

	Milfam II
Date of Transaction	Number of Shares Sold	Price Per Share
October 7, 2015	67,625	$0.9168
October 8, 2015	19,268	$0.9387
October 9, 2015	40,300	$0.8993
October 21, 2015	44,539	$0.68212
October 22, 2015	15,288	$0.66461

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2015

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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